EXHIBIT 99.1



                        [LETTER FROM ROSEBUD HOLDING LLC]



Dear Menlo Acquisition Corporation Stockholder:

On  [       , 2002], Rosebud  Holding, LLC  intends to take Menlo Acquisition
Corporation (the "Company") private through a "short-form" merger. The purposes of this letter and the Schedule 13e-3 Transaction Statement that accompanies this letter are to:

-            tell you more about the merger,

- explain why we think that the $1.00 per share that you will receive in the merger is fair consideration for your shares and

- let you know about your rights for an appraisal hearing under Delaware law.

Prior to [______, 2002], the Company will purchase a total of 717,297 shares of the Company's Common Stock from the Selling Stockholders. The Company will pay a purchase price of $.98 per share for these shares. In addition, and also prior to [ ,2002], Lawrence B.Seidman will forfeit 149,700 shares of the Company's Common Stock. As a result of these transactions, the aggregate number of shares of the Company's Common Stock outstanding will be reduced to 4,396,351 shares.

After the above transactions have been completed, but prior to [________, 2002], Rosebud Holding LLC will transfer its 4,191,000 shares of the Company's Common Stock to Menlo Holding, Inc. (the "Parent"). We anticipate that these 4,191,000 shares will represent approximately 95.3% of the outstanding shares of the Company's Common Stock.

Neither you nor the Company's Board of Directors is being asked to approve the merger. Under Delaware law, the Parent will own a sufficient number of shares to cause the merger to occur. After the merger, Rosebud Holding, LLC will be the only shareholder of the Company. In the merger, which we hope will occur on [_________, 2002] or as soon thereafter as possible, you will receive $1.00 in cash for each share of the Company's Common Stock that you own as of that date. If you do not believe that $1.00 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $1.00 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $1.00 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

After the merger, the common stock of the Company will not be publicly traded. The Company also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely yours,

Rosebud Holding LLC